Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
Our authorized capital stock consists of 175,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.10 per share, the rights and preferences of which may be established from time to time by our board of directors, and zero shares of non-voting common stock, par value $0.01 per share. As of March 31, 2019, there were 57,821,529 shares of our common stock issued and outstanding and a total of 6,246,409 shares of common stock reserved for possible future issuance on exercise of outstanding stock options or settlement of vested restricted stock units, or for future grants of equity awards under our stock incentive plans. There are currently no outstanding shares of preferred stock.
The following description of our capital stock is only a summary, does not purport to be complete and is subject to and qualified by the full text of our second restated certificate of incorporation (“certificate of incorporation”) and our amended and restated bylaws (“bylaws”) and by the applicable provisions of Delaware law.
Common Stock
Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of any assets or funds legally available for payment of dividends.
Subject to the rights of holders of any shares of our preferred stock we may issue in the future, dividends may be declared and paid or set apart for payment to holders of common stock out of any assets or funds legally available for the payment of dividends. Future declaration and payment of dividends, if any, will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, cash requirements, future prospects and other factors. We can give no assurance that any dividends will be declared or paid in the future.
Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then-outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. Holders of our common stock do not have subscription, redemption, sinking fund or conversion rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.
Preferred Stock
Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval.
Our certificate of incorporation permits us to issue up to 10,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to issue preferred shares and to fix before issuance the number of preferred shares to be issued and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of the preferred shares, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.
As a result of these or other factors, the issuance of preferred stock could have an adverse effect on the market price of our common stock.
Anti-takeover Effects of Our Certificate of Incorporation, Our Bylaws and Contractual Arrangements
Our certificate of incorporation and our bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.
Classified Board of Directors. Our certificate of incorporation divides our board of directors into three classes of directors serving staggered three-year terms. The existence of a classified board will make it more difficult for a third party to gain control of our board of directors by preventing the third party from replacing a majority of the directors at any given meeting of stockholders.
Removal of Directors and Filling Vacancies in Directorships. Our certificate of incorporation and our bylaws provide that directors may be removed for cause by the holders of a majority of shares entitled to vote. Our certificate of incorporation and our bylaws also provide that any vacancy on our board of directors or newly created directorship may be filled solely by the affirmative vote of a majority of the remaining directors then in office or by a sole remaining director, and that any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until such director's successor has been elected and qualified. The limitations on the removal of directors and the filling of vacancies may deter a third party from seeking to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.
Stockholder Action and Meetings of Stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the affirmative vote of a majority of our board of directors, the chairman of the board or our chief executive officer. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.
Undesignated Preferred Stock. The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.
Advance Notice Requirements for Stockholder Proposals. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has complied with the notice procedures provided in our bylaws.
To be timely, a stockholder's notice must be delivered to the corporate secretary at the principal executive offices not less than 90 days prior to the first anniversary of the prior year's annual meeting of stockholders, except that, if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after such anniversary, notice must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of the annual meeting is first made. Our bylaws also specify requirements as to the form and substance of notice. These provisions may make it more difficult for stockholders to bring matters before an annual meeting of stockholders.
Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
Stockholder Action by Written Consent
Pursuant to Section 228 of the General Corporation Law of the State of Delaware (the "DGCL"), any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.
Business Combinations with Interested Stockholders
In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Our certificate of incorporation contains provisions that have the same effect as certain portions of Section 203 that relate to acquisition transactions. Our certificate of incorporation provides that in the case of certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, or reclassifications or recapitalizations involving holders of stock representing 20% or more of the voting power of the then-outstanding shares of voting stock (other than certain existing holders of voting stock prior to our initial public offering in 1992), such transactions must be approved by 80% of the voting power of our then-outstanding voting stock entitled to vote generally in the election of the directors, unless such transactions are approved by a majority of the Disinterested Directors (as defined in our certificate of incorporation) or unless certain minimum price, form of consideration and procedural requirements are satisfied. Our certificate of incorporation provides that the affirmative vote of the holders of 80% of the voting power of our then-outstanding voting stock entitled to vote generally in the election of the directors is required to amend, alter, change, or repeal the provisions of our restated certificate of incorporation described above. These requirements of a supermajority vote to approve certain transactions and amendments to our certificate of incorporation could enable a minority of our stockholders to exercise veto powers over such transactions and amendments.
Under some circumstances, Section 203 of the DGCL makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203 of the DGCL.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.